Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

VOLUNTARY ANNOUNCEMENT

UPDATE ON STATUS UNDER HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT

China Life Insurance Company Limited (the “Company”) wishes to provide an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCAA on 4 May 2022, New York time, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended 31 December 2021 with the SEC on 29 April 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules, and this indicates that the SEC determines that the Company used a registered public accounting firm that is not currently subject to inspection by the Public Company Accounting Oversight Board (PCAOB) of the United States to issue the audit opinion for its financial statements for the fiscal year ended 31 December 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified as a Commission-Identified Issuer under the HFCAA by the SEC for three consecutive years.

The Company will continue to strictly comply with applicable laws and regulations in both China and the United States and monitor market developments. The Company will timely perform its disclosure obligations pursuant to regulatory requirements.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 5 May 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao